Filed Pursuant to Rule 433

Registration No. 333-126811

BARCLAYS BANK PLC

Floating Callable Range Accrual Principal Protected Notes
Preliminary Terms and Conditions [Date]

Summary Description

The Notes enable an investor to take a view on the performance range of Reference Rate B as provided herein. An investor will receive the maximum coupon of Reference Rate A plus the applicable Inside Range Spread for each Coupon Period as described below over the term of the Notes if Reference Rate B is fixed within the applicable Reference Range[s] on every calendar day throughout the term of the Notes (excluding the Maturity Date). If Reference Rate B is fixed outside the applicable Reference Range[s] on every calendar day throughout the term of the Notes (excluding the Maturity Date), then an investor will receive [no coupon][the minimum coupon of Reference Rate A plus the applicable Outside Range Spread] for each Coupon Period as described below with respect to the Notes. An investor will receive less than the maximum coupon with respect to any Coupon Period depending on the number of calendar days in the Coupon Period that Reference Rate B is fixed outside the applicable Reference Range. We may redeem the Notes in whole, but not in part, [on • ] [commencing • or [monthly][quarterly][semi-annually][annually] thereafter, to (but excluding) the Maturity Date], for 100% of their principal amount, together with any accrued but unpaid interest thereon, as more fully described below.

Issuer	Barclays Bank PLC

Issuer Ratings	Barclays Bank PLC currently has an issuer credit rating for long-term senior, unsecured, unsubordinated debt of AA by S&P, Aa1 by Moody’s, and AA+ by Fitch, although the Notes themselves are not rated.

Currency	USD

Nominal Issue Size	USD •

Denomination/Principal	USD •

Trade Date	•

Issue Date	•

Maturity Date	• , subject to Early Redemption Option.

Issue Price	100.0%

Optional Redemption Dates	[Subject to] [Without] adjustment in accordance with the Business Day Convention, [•] [the • day of each [month] [• [, •, •] [and •] in each year], commencing • to (but excluding) the Maturity Date].

Reference Rate A	•

Reference Rate B	•

Early Redemption Option	We may redeem your Notes in whole, but not in part, at the Redemption Price, on any Optional Redemption Date, by giving at least • [Business Days’] [calendar days’] prior notice. If we exercise our Early Redemption Option, the Optional Redemption Date on which we so exercise the option will be referred to as the “Early Redemption Date”.

Redemption Price	If we exercise our Early Redemption Option, you will receive 100% of the principal amount of your Notes, together with any accrued but unpaid interest thereon to (but excluding) the Early Redemption Date. Additionally, we may redeem your Notes on the Early Redemption Date on the terms described below if we are required to pay additional amounts in respect of tax withholding with regard to the Notes.

Business Day	When we refer to a “Business Day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in [London or] New York City generally are authorized or obligated by law, regulation or executive order to close.

[London Business Day]	[When we refer to a “London Business Day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London generally are authorized or obligated by law, regulation or executive order to close.]

Business Day Convention

[“Modified Following”, which means that if a relevant day hereunder is not a Business Day, then that day will instead be the first following day that is a Business Day, unless that day falls in the next calendar month, in which case that day will be the first preceding day which is a Business Day.]

[“Following”, which means that if a relevant day hereunder is not a Business Day, then that day will instead be the first following day that is a Business Day.]

[“Preceding”, which means that if a relevant day hereunder is not a Business Day, then that day will instead be the first preceding day that is a Business Day.]

Coupon Payment Dates	Subject to adjustment in accordance with the Business Day Convention, the • day of each [month] [• [, •, •] [and •] in each year], from (and including) • to (and including) the Maturity Date or the Early Redemption Date, as the case may be.

Coupon Period	From (and including) the Issue Date to (but excluding) the first Coupon Payment Date ([subject to] [without] adjustment in accordance with the Business Day Convention) and thereafter from (and including) each Coupon Payment Date ([subject to] [without] adjustment in accordance with the Business Day Convention) to (but excluding) the next Coupon Payment Date ([subject to] [without] adjustment in accordance with the Business Day Convention).

Coupon Interest Basis	With respect to each Coupon Period, the Calculation Agent will calculate the interest amount by multiplying the principal amount of the Notes by the applicable Coupon Rate and the applicable day count fraction of •.

Coupon Rate	With respect to each Coupon Period, a rate per annum equal to:

[The sum of:

(A)] the product of (1) Reference Rate A plus the applicable Inside Range Spread and (2) the applicable Inside Range Percentage

[and

(B) the product of (1) Reference Rate A plus the applicable Outside Range Spread and (2) 100% minus the applicable Inside Range Percentage].

This means that you will receive [no coupon] [only the minimum coupon of [3 Month LIBOR] plus the applicable Outside Range Spread] with respect to your Notes for each calendar day in the Coupon Period on which the applicable Reference Rate B is fixed outside the applicable Reference Range.

Inside Range Percentage	With respect to any Coupon Period, a fraction, in percentage terms, where the numerator equals the number of calendar days in the Coupon Period where the applicable Reference Rate B is fixed (as described in “Reference Rate B Fixing Date” below) within the applicable Reference Range, and the denominator equals the total number of calendar days in the Coupon Period.

Inside Range Spread	Coupon Period	Applicable Inside Range Spread (per annum)

	• to •	•%

	• to •	•%

	• to •	•%

	• to •	•%

[Outside Range Spread]	Coupon Period	Applicable Outside Range Spread (per annum)

	• to •	•%

	• to •	•%

	• to •	•%

	• to •	•%

Reference Range	Coupon Period	Applicable Reference Range

	• to •	•% to •%

	• to •	•% to •%

	• to •	•% to •%

Reference Rate A Fixing Date	Without adjustment in accordance with the Business Day Convention, two [London] Business Days before the [start][end] of each Coupon Period.

Reference Rate B Fixing Date	Each calendar day in the Coupon Period[, except for the last [•] days of each Coupon Period, in which case the fixing for the [•] day before the last day of the Coupon Period will apply]. Notwithstanding anything else to the contrary herein, on any calendar day that is not a [London] Business Day and for which, therefore, no fixing is available[, except for each day after the [•] day before the last day of any Coupon Period] the preceding fixing will apply with respect to that calendar day.

Governing Law	New York

Settlement	DTC; Book entry; Transferable.

Trustee and Paying Agent	Bank of New York

CUSIP Number	•

Calculation Agent	Barclays Bank PLC

The Calculation Agent will, in its sole discretion, make all determinations regarding market disruption events, Business Days, the default amount upon any acceleration, the Maturity Date, any Early Redemption Date, the Coupon Rate, the amount payable in respect of your Notes at maturity or upon redemption, and any other calculations or determinations to be made by the Calculation Agent as specified in this term sheet or in the prospectus. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Market Disruption Event	Except as provided above, if Reference Rate A or Reference Rate B, as the case may be, cannot be determined on any Reference Rate A Fixing Date or Reference Rate B Fixing Date, as the case may be, as described above, then such rate will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on such fixing date, at which deposits in U.S. dollars having the specified maturity are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent, beginning on such fixing date, and in a representative amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, Reference Rate A or Reference Rate B, as the case may be, for such fixing date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as described above, Reference Rate A or Reference Rate B, as the case may be, for such fixing date will be the arithmetic mean of the rates for loans in U.S. dollars having the specified maturity to leading European banks quoted by major banks in New York City selected by the Calculation Agent, at approximately 11:00 A.M. New York City time, on such fixing date and in a representative amount. If fewer than three banks selected by the Calculation Agent are quoting as described above, Reference Rate A or Reference Rate B, as the case may be, for such fixing date will be the relevant rate in effect for the relevant prior fixing date.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated September 21, 2005, the prospectus supplement dated September 22, 2005, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the

SEC website at www.sec.gov. The prospectus is available on the SEC website at http://www.sec.gov/Archives/edgar/data/312070/000119312505189105/d424b2.htm, and the prospectus supplement is available on the SEC website at http://www.sec.gov/Archives/edgar/data/312070/000119312505189830/d424b2.htm. Alternatively, Barclays Bank PLC or any agent or dealer participating in the offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this term sheet if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (extension 3251). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet or any related prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

Barclays Bank PLC currently has an issuer credit rating for long-term senior, unsecured, unsubordinated debt of AA by Standard & Poor’s Securities, Inc. (“S&P”), Aa1 by Moody’s Investors Service, Inc. (“Moody’s”), and AA+ by Fitch Ratings, Ltd. (“Fitch”). We have not obtained a rating from any rating organization with respect to these specific securities.

A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the securities.

Risk Factors

There are significant risks associated with the Notes described above including, but not limited to, interest rate risk, price risk, liquidity risk, redemption risk and credit risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in the Notes.

The Return on the Notes is Dependent on the Performance of Reference Rate B. You May Receive [No Coupon Payment][Only the Minimum Coupon of Reference Rate A plus the Applicable Outside Range Spread for each Coupon Period] with Respect to Your Notes.

If, during any Coupon Period, Reference Rate B is fixed outside the applicable Reference Range, then the Coupon Rate for that Coupon Period will be diminished depending on the number of days in the Coupon Period that Reference Rate B is fixed outside the applicable Reference Range, and an investor will not receive the maximum return on the Notes. If Reference Rate B is fixed outside the applicable Reference Range[s] on every calendar day throughout the term of the Notes (excluding the Maturity Date), then you will receive [no coupon payments] [only the minimum coupon of Reference Rate A plus the applicable Outside Range Spread for each Coupon Period] with respect to your Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Protected Only if You Hold Your Notes to Maturity.

If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. Additionally, you will not accrue or receive any coupon with respect to the Coupon Period in which you sell your Notes, any further coupon payments or an amount with respect to any subsequent Coupon Period. You should be willing to hold your Notes until maturity.

The Market Value of the Notes May be Influenced by Unpredictable Factors.

The market value of the Notes may fluctuate between the date you purchase them and when the Calculation Agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally Reference Rate B on the relevant fixing dates will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc., Barclays Bank PLC or any market maker;

•	the time remaining to maturity;

•	our right to redeem the Notes;

•	the creditworthiness of Barclays Bank PLC; and

•	expectations about future levels and volatility of Reference Rate B.

Market Factors May Influence Whether We Exercise our Right to Redeem the Notes Prior to Their Scheduled Maturity.

.

It is possible that we will redeem the Notes prior to their Maturity Date if the applicable interest rate results in an amount of interest on the Notes greater than instruments of a comparable maturity and credit rating trading in the market. Additionally, we may redeem your Notes because we are required to pay additional amounts in respect of tax withholding, as described below. If the Notes are called prior to their Maturity Date, you may be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to redeem the Notes prior to their scheduled maturity.

There May Not Be an Active Trading Market in the Notes.

.

There may be little or no secondary market for the Notes. We do not intend to list the Notes on any U.S. stock exchange and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. Barclays Capital Inc. and other affiliates of Barclays Bank PLC currently intend to act as market makers for the Notes, but they are not required to do so. Even if Barclays Capital Inc. or any affiliate makes a market in the Notes, they may stop doing so at any time.

Potential Conflicts of Interest.

We and our affiliates play a variety of roles in connection with the issuance of the Notes. You should be aware that Barclays Bank PLC, in its capacity as Calculation Agent for the Notes, is under no obligation to take your interests into consideration in determining the applicable interest rate for each interest period. Because this determination by the Calculation Agent will affect the interest payments on the Notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.

Our Writing of Research Reports on Interest Rates may Create Conflicts of Interest Between You and Us.

Barclays Bank PLC or one or more of our affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes.

No Current Research Recommendation on your Notes.

Although Barclays Bank PLC may publish research on, or assign a research recommendation to, other financial products linked to the performance of Reference Rate B, neither Barclays Bank PLC nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, your Notes.

The Notes are Not Insured by the FDIC.

The Notes are not deposit liabilities of Barclays Bank PLC and neither the Notes or your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, United Kingdom or any other jurisdiction.

The Amount We Will Pay You to Redeem Your Notes Because We Are Required to Pay Additional Amounts in Respect of Tax Withholding is Uncertain.

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you a redemption price for your Notes that will be determined by the Calculation Agent in a manner reasonably calculated to preserve your and our relative economic position. Such redemption price would take into consideration the net present value of expected future payments of the principal and interest on the Notes. If there is no or little expected future interest payment on the Notes, the net present value would primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

Hypothetical Coupon Payment Examples

Here are three hypothetical examples of the amount that may be payable on any Coupon Payment Date:

EXAMPLE 1: Assuming the value of Reference Rate B is fixed within the applicable Reference Range[s] on every calendar day in the applicable Coupon Period, on the applicable Coupon Payment Date, you would receive the maximum coupon of Reference Rate A plus the applicable Inside Range Spread for that Coupon Period.

EXAMPLE 2: Assuming the value of Reference Rate B is fixed outside the applicable Reference Range[s] on every calendar day in the applicable Coupon Period, on the applicable Coupon Payment Date, you would receive [no coupon][the minimum coupon of Reference Rate A plus the applicable Outside Range Spread] with respect to the Notes for that Coupon Period.

EXAMPLE 3: Assuming the value of Reference Rate B is fixed inside the applicable Reference Range[s] on 60% of the calendar days in the applicable Coupon Period and is fixed outside the applicable Reference Range[s] on the other 40% of the calendar days in the applicable Coupon Period, on the applicable Coupon Payment Date, you would receive [the sum of (A)] 60% of the maximum coupon of Reference Rate A plus the applicable Inside Range Spread for that Coupon Period [plus (B) 40% of Reference Rate A plus the applicable Outside Range Spread for that Coupon Period].

Tax Considerations

You should carefully review the section “Tax Considerations” in the prospectus dated September 21, 2005. Subject to the limitations described therein, the issuer intends that the Notes will be treated as debt instruments for United States federal income tax purposes. As a result, if you are a U.S. holder (as defined in the accompanying prospectus), depending on the specific terms of your Notes, you will generally be required either:

•	to treat interest with respect to your Notes as includible in ordinary income in accordance with your method of accounting for United States federal income tax purposes; or

•	if your Notes are subject to certain contingencies, to generally take into income an amount of interest for each Coupon Period determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule, which could require you to include amounts in taxable income in excess of the amount actually received (an applicable pricing supplement will discuss these rules in greater detail); or

•	if the term of your Notes is one year or less (generally taking into account potential extensions of the term), if the issuer has certain options to redeem your Notes within the first year, or if certain other factors are present, to generally include interest with respect to your Notes as ordinary income in accordance with your method of accounting for U.S. federal income tax purposes, subject to the special rules governing short-term debt instruments. See “Tax Considerations — United States Taxation — U.S. Holders — Taxation of Debt Securities — Original Issue Discount — Short-Term Debt Securities” in the accompanying prospectus.

Under the foreign tax credit rules, interest paid or accrued in taxable years beginning before January 1, 2007 will generally be “passive” or “financial services” income, while interest paid or accrued in taxable years after December 31, 2006 will generally be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

You should recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount you receive at such time and your adjusted basis in your Notes. In general, your adjusted basis in your Notes will equal the amount you paid for your Notes, subject to certain adjustments. Any gain you recognize upon the sale, exchange, redemption or maturity of your Notes should be capital gain or loss, except to the extent attributable to accrued but unpaid interest. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

If your Notes are subject to the special rules that govern contingent payment debt instruments, any gain you recognize upon the sale, exchange, redemption or maturity of your Notes will be treated as ordinary gain. Any loss you recognize at such time may be characterized as ordinary or capital, depending on your specific Notes. An applicable pricing supplement will contain a complete discussion of these rules with respect to the specific terms of your Notes.

Because this prospectus is designed to apply generally to multiple issuances of Notes, you should consult your own tax advisor prior to making an investment in the Notes to determine the proper tax consequences to you of making such an investment in any particular issuance of Notes. The pricing supplement with respect to your Notes (which will be issued after you invest in the Notes) will contain a detailed discussion of the tax consequences of owning your Notes, including the tax characterization of the interest payments you will receive with respect to your Notes and, if applicable, will identify the comparable yield and make available the appropriate projected schedule.

Plan of Distribution

We may sell all or a part of the Notes through underwriters, dealers or agents. We may compensate any such underwriter, dealer or agent in connection with any Notes we may sell through them. You should carefully review the section “Plan of Distribution” in the prospectus dated September 21, 2005 and the prospectus supplement dated September 22, 2005.